Exhibit 3.2

CERTIFICATE OF AMENDMENT NO. 1

TO THE AMENDED AND RESTATED BY-LAWS

OF

CONCEPTUS, INC.

The undersigned, being the duly acting and appointed Secretary of Conceptus, Inc., a Delaware corporation (the “Company”), hereby certifies that on April 17, 2008, the Board of Directors of the Company approved an Amendment No. 1 to the Company’s Amended and Restated By-Laws (the “By-Laws”), which such Amendment No. 1 amended the first sentence of Article III, Section 3.2 of the By-laws to read as follows, to be effective as of the date of the Company’s 2008 annual meeting of stockholders:

“The Board of Directors shall consist of six (6) persons until changed by a proper amendment of this Section 3.2.”

/s/ Michael W. Hall
Michael W. Hall, Secretary